Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 16,572 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 June 8, 2026

Market Linked Securities—Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the Lowest Performing of the State Street® Financial Select Sector SPDR® ETF, the State Street® Consumer Staples Select Sector SPDR® ETF and the State Street® Utilities Select Sector SPDR® ETF due June 15, 2028

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings

State Street® Financial Select Sector SPDR® ETF, the State Street® Consumer Staples Select Sector SPDR® ETF and the State Street® Utilities Select Sector SPDR® ETF (each referred to as an “underlying”)

Pricing date*	June 11, 2026
Original issue date*	June 16, 2026
Face amount	$1,000 per security
Automatic call

Beginning after one year, if, on any calculation day, beginning on June 16, 2027, the fund closing price of the lowest performing underlying is greater than or equal to its respective call threshold price, the securities will be automatically called for the applicable call payment on the related call settlement date.

Calculation days* and call premiums	Calculation Days	Call Premium†
	June 16, 2027	At least 8.70% of the face amount
	July 16, 2027	At least 9.425% of the face amount
	August 16, 2027	At least 10.15% of the face amount
	September 16, 2027	At least 10.875% of the face amount
	October 18, 2027	At least 11.60% of the face amount
	November 16, 2027	At least 12.325% of the face amount
	December 16, 2027	At least 13.05% of the face amount
	January 18, 2028	At least 13.775% of the face amount
	February 16, 2028	At least 14.50% of the face amount
	March 16, 2028	At least 15.225% of the face amount
	April 17, 2028	At least 15.95% of the face amount
	May 16, 2028	At least 16.675% of the face amount
	June 12, 2028 (the “final calculation day”)	At least 17.40% of the face amount
†to be determined on the pricing date
Call settlement dates	Three business days after the applicable calculation day; provided that the call settlement date for the final calculation day is the maturity date.
Maturity payment amount (per security)

If the securities are not automatically called, you will be entitled to receive on the maturity date a cash payment per security as follows:

If the ending level of any underlying is less than its call threshold price but the ending level of each underlying is greater than or equal to its threshold price:

$1,000; or

If the ending price of the lowest performing underlying is less than the threshold price:

$1,000 × (performance factor of the lowest performing underlying + buffer amount)

Maturity date*	June 15, 2028
Fund closing price:

For each underlying, the “fund closing price” for one share of such underlying (or one unit of any other security for which a fund closing price must be determined) on any trading day means the product of (i) the official closing price on such day published by the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which such underlying (or any such other security) is listed or admitted to trading, and (ii) the adjustment factor on such trading day.

Starting price	For each underlying, its fund closing price on the pricing date
Ending price	For each underlying, its fund closing price on the final calculation day
Performance factor	The ending price divided by the starting price
Adjustment factor	With respect to each underlying, 1.0, subject to adjustment in the event of certain events affecting such underlying
Call threshold price	95% of the starting price
Threshold price	80% of the starting price
Buffer amount	20%
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61781GKF7
Tax considerations	See preliminary pricing supplement

Hypothetical Payout Profile***

***assumes a call premium equal to the lowest possible call premium that may be determined on the pricing date

If the securities are not automatically called and the ending price of any underlying is less than the threshold price, you will receive less, and up to 80% less, than the face amount of your securities at maturity.

Any positive return on the securities will be limited to the applicable call premium, even if the fund closing price of any underlying on the applicable calculation day significantly exceeds its call threshold price. You will not participate in any appreciation of any underlying.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $957.10, or within $25.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Estimated Value of the Securities” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement referenced below, product supplement for principal at risk securities, index supplement, tax supplement and prospectus, and the “Selected risk considerations” on the following page, before making a decision to invest in the securities.

Preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988226028415/ms16572_424b2-18688.htm

*subject to change

** In addition, selected dealers may receive a fee of up to 0.20% for marketing and other services.

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Selected risk considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement, product supplement and tax supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not pay interest or guarantee the return of the face amount of your securities at maturity.

●The appreciation potential of the securities is limited by the call payment specified for each calculation day.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlyings or the stocks composing the fund underlying indices.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Underlying

●You are exposed to the price risk of each underlying.

●Because the securities are linked to the performance of the lowest performing underlying, you are exposed to greater risk of sustaining a loss on your investment than if the securities were linked to just one underlying.

●Investing in the securities exposes investors to risks associated with investments with a concentration in the financial services sector.

●Investing in the securities exposes investors to risks associated with investments with a concentration in the consumer staples sector.

●Investing in the securities exposes investors to risks associated with investments with a concentration in the utilities sector.

●The performance and market price of an underlying, particularly during periods of market volatility, may not correlate with the performance of its fund underlying index, the performance of the component securities of such fund underlying index or the net asset value per share of such underlying.

●Adjustments to the underlyings or the fund underlying indices could adversely affect the value of the securities.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the shares of the underlyings.

●Historical prices of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement, the index supplement and the tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement, tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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